April 8, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Farmland Partners Inc.

Registration Statement on Form S-11 (SEC File No. 333-193318)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Farmland Partners Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on April 9, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 1,145 copies of the Preliminary Prospectus dated March 24, 2014 (the “Preliminary Prospectus”).

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Michael Wilcox
Authorized Signatory

BMO CAPITAL MARKETS CORP.

By:	/s/ Mark O. Decker, Jr.
Authorized Signatory

JANNEY MONTGOMERY SCOTT LLC

By:	/s/ William J. Corkhill
Authorized Signatory

For themselves and as representatives of the other underwriters named in Schedule A of the Underwriting Agreement.

Signature Page to Acceleration Request